Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement of Advanced Container Technologies, Inc. (formerly Medtainer, Inc.) on Form S-8 (File No. 333-228820) of our report dated April 15, 2022, appearing in the Annual Report on Form 10-K of Medtainer, Inc. for the year ended December 31, 2021.

Our report dated April 15, 2022, contains an explanatory paragraph that states the Company has a working capital deficit, continued operating losses since inception, and has notes payable that are currently in default. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HASKELL & WHITE LLP

Irvine, California

April 15, 2022